UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on February 27, 2017 (File No. 333-216253).

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●	references to “2017 20-F” or “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2017 and filed with the U.S. Securities and Exchange Commission on March 7, 2018;

●	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255,000,000 issued on November 17, 2014;

●	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

●
references to “AAGES ROFO Agreement” refer to the agreement we entered into with AAGES on March 5, 2018, as amended from time to time, which became effective upon completion of the 25.0% Share Sale, that provides us a right of first offer to purchase any of the AAGES ROFO Assets;

●
references to “AAGES ROFO Assets” refer to any of AAGES’ contracted assets or proposed contracted assets that we expect to evaluate for future acquisition, with certain exceptions, for which AAGES has provided us a right of first offer to purchase if offered for sale by AAGES;

●	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Abengoa ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the existing or future contracted assets in renewable energy, efficient natural gas power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia, or the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

●
references to “ACBH” refer to Abengoa Concessões Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

●
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

●	references to “Asset Transfer” refer to the transfer of assets contributed to us by Abengoa through a series of transactions prior to the consummation of our initial public offering;

●	references to “Atlantica” refer to Atlantica Yield plc together with its subsidiaries independently considered, unless and, where the context requires;

●
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

●	references to “COD” refer to commercial operation date of the applicable facility;

●
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017, including the related notes thereto, which form a part of this quarterly report;

●	references to “DOE” refer to the U.S. Department of Energy;

●	references to “EMEA” refer to Europe, Middle East and Africa;

●	references to “EPC” refer to engineering, procurement and construction;

●
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

●
references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

●	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

●
references to “Financial Support Agreement” refer to the Financial Support Agreement we entered into with Abengoa on June 13, 2014, as amended and restated on September 28, 2017, pursuant to which Abengoa agreed to maintain certain guarantees or letters of credit for a period of five years following our IPO;

●
references to “Former Revolving Credit Facility” refer to the revolving credit and guaranty agreement originally entered into on December 3, 2014, amended and restated on June 26, 2015 and canceled on May 16, 2018;

●	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the Consolidated Condensed Interim Financial Statements included in this quarterly report;

●
references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to “GW” refer to gigawatts;

●	references to “IASB” refer to International Accounting Standards Board, an independent, private-sector body that develops and approves International Financial Reporting Standards;

●	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	reference to “IPO” refer to our initial public offering of ordinary shares in June 2014;

●	references to “ITC” refer to investment tax credits;

●	references to “ITC Cash Grants” refer to the tax credit cash grant issued by the U.S. Treasury;

●	references to “LIBOR” refer to London Interbank Offered Rate, a benchmark interest rate;

●	references to “MW” refer to megawatts;

●
references to “New Money 1 Tradable Notes” refer to asset-backed notes issued by Abengoa as part of its restructuring plan.  The New Money 1 Tradable Notes are super-senior in nature and are secured by a ring-fenced structure that consists of the pledge over the shares Abengoa owns in us and A3T, a cogeneration plant in Mexico;

●
references to “Revolving Credit Facility” refer to the revolving credit facility entered into on May 10, 2018 by us, as borrower, the guarantors from time to time party thereto, Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit;

●
references to “Note Issuance Facility” refer to the senior secured note facility dated February 10, 2017, of up to €275 million (approximately $321 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

●	references to “O&M” refer to operation and maintenance;

●	references to “operation” refer to the status of projects that have reached COD (as defined above);

●	references to “PV” refer to photovoltaic;

●	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

●	references to “ROFO” refer to a right of first offer;

●
references to “Shareholders Agreement” refer to the shareholders agreement signed with Algonquin which became effective upon the 25.0% Share Sale on March 9, 2018 and which we filed with the SEC on March 12, 2018;

●
references to “16.5% Share Sale” refer to the ongoing sale by Abengoa to Algonquin of 16.5% of our ordinary shares pursuant to an agreement entered into in April 2018, which the parties to the transaction expect to be completed in the third quarter of 2018;

●	references to “25.0% Share Sale” refer to the sale by Abengoa to Algonquin of 25% of our ordinary shares completed on March 9, 2018;

●	references to “UK” refer to the United Kingdom;

●	references to “U.S.” or “United States” refer to the United States of America;

●	references to “U.S. Internal Revenue Code” or “U.S. IRC” refer to the U.S. Internal Revenue Code of 1986;

●
references to “U.S. NOLs” refer to the net operating losses recognized under the U.S. Internal Revenue Code as a result of certain tax-deductible expenses exceeding taxable revenues for a taxable year;

●	references to “we,” “us,” “our” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires; and

●	references to “ZAR” refer to South African Rand.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” in our Annual Report and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•
Changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period;

•	Our ability to acquire solar projects due to the potential increase of the cost of solar panels;

•	Political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union;

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•
Inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all.

•
Our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD;

•	Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa;

•
Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Increases in the cost of energy and gas, which could increase our operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•
Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings, including claims due to Abengoa’s restructuring process;

•	Reputational risk, including potential damage caused to us by Abengoa’s reputation;

•	The loss of one or more of our executive officers;

•	Failure of information technology on which we rely to run our business;

•	Revocation or termination of our concession agreements or power purchase agreements;

•	Lowering of revenues in Spain that are mainly defined by regulation;

•	Risk that the 16.5% Share Sale will not be completed;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Exposure to electricity market conditions which can impact revenue from our renewable energy;

•	Changes to national and international law and policies that support renewable energy resources;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Risks associated with maintenance, expansion and refurbishment of electric generation facilities;

•	Failure of our assets to perform as expected, including Solana and Kaxu;

•	Failure to receive dividends from all project and investments, including Solana and Kaxu;

•	Failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities;

•	Deterioration in Abengoa’s financial condition;

•
Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa;

•	Failure to meet certain covenants or payment obligations under our financing arrangements;

•	Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements;

•	Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees;

•	Failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts;

•	Changes in our tax position and greater than expected tax liability, including in Spain;

•
Conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder;

•	The divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares;

•
Potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability;

•	Negative implications from a potential change of control;

•	Negative implications of U.S. federal income tax reform;

•	Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance;

•	Failure to collect insurance proceeds in the expected amounts; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.  Additional factors affecting our business may arise periodically and we cannot predict such factors, nor can we assess the impact of all these factors on our business or the extent to which such factors or combination of factors could cause our results to materially differ from those contained in any forward-looking statement.  Additionally, historical trends in our statements should not be interpreted as a guarantee that these trends will continue in the future.

Item 1.	Financial Statements

Consolidated condensed statements of financial position as of June 30, 2018 and December 31, 2017

Amounts in thousands of U.S. dollars

		As of June 30,	As of December 31,
	Note (1)	2018	2017
Assets
Non-current assets
Contracted concessional assets	6	8,736,368	9,084,270
Investments carried under the equity method	7	53,002	55,784
Financial investments	8&9	51,589	45,242
Deferred tax assets		165,182	165,136

Total non-current assets		9,006,141	9,350,432

Current assets
Inventories		18,534	17,933
Clients and other receivables	12	260,241	244,449
Financial investments	8	215,148	210,138
Cash and cash equivalents		657,212	669,387

Total current assets		1,151,135	1,141,907

Total assets		10,157,276	10,492,339

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of June 30, 2018 and December 31, 2017

Amounts in thousands of U.S. dollars

		As of June 30,	As of December 31,
	Note (1)	2018	2017
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,100,092	2,163,229
Other reserves		91,935	80,968
Accumulated currency translation differences		(51,158)	(18,147)
Retained earnings	13	(416,767)	(477,214)
Non-controlling interest	13	130,110	136,595

Total equity		1,864,234	1,895,453

Non-current liabilities
Long-term corporate debt	14	624,163	574,176
Long-term project debt	15	4,956,811	5,228,917
Grants and other liabilities	16	1,662,379	1,636,060
Related parties	11	80,300	141,031
Derivative liabilities	9	285,985	329,731
Deferred tax liabilities		225,171	186,583

Total non-current liabilities		7,834,809	8,096,498

Current liabilities
Short-term corporate debt	14	14,878	68,907
Short-term project debt	15	262,009	246,291
Trade payables and other current liabilities	17	153,917	155,144
Income and other tax payables		27,429	30,046

Total current liabilities		458,233	500,388

Total equity and liabilities		10,157,276	10,492,339

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the six-month periods ended June 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	Note (1)	For the six-month period ended June 30,
		2018	2017
Revenue	4	513,113	483,215
Other operating income	20	85,058	40,313
Raw materials and consumables used		(7,274)	(7,140)
Employee benefit expenses		(10,315)	(8,259)
Depreciation, amortization, and impairment charges	4	(160,297)	(155,711)
Other operating expenses	20	(141,226)	(128,785)

Operating profit		279,059	223,633

Financial income	19	36,871	488
Financial expense	19	(206,106)	(202,696)
Net exchange differences		1,148	(2,963)
Other financial income/(expense), net	19	(9,687)	6,487

Financial expense, net		(177,774)	(198,684)

Share of profit/(loss) of associates carried under the equity method		2,909	2,076

Profit/(loss) before income tax		104,194	27,025

Income tax	18	(31,019)	(12,848)

Profit/(loss) for the period		73,175	14,177

Loss/(profit) attributable to non-controlling interests		(5,825)	(1,564)

Profit/(loss) for the period attributable to the Company		67,350	12,613

Weighted average number of ordinary shares outstanding (thousands)	21	100,217	100,217

Basic earnings per share (U.S. dollar per share)	21	0.67	0.13

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the six-month periods ended June 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	For the six-month period ended June 30,
	2018	2017
Profit/(loss) for the period	73,175	14,177
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(9,190)	(11,093)
Currency translation differences	(36,336)	79,754
Tax effect	(848)	1,877

Net income/(expenses) recognized directly in equity	(46,374)	70,538

Cash flow hedges	33,899	34,265
Tax effect	(8,475)	(10,279)

Transfers to income statement	25,424	23,986

Other comprehensive income/(loss)	(20,950)	94,524

Total comprehensive income/(loss) for the period	52,225	108,701

Total comprehensive (income)/loss attributable to non-controlling interest	(3,336)	(9,199)

Total comprehensive income/(loss) attributable to the Company	48,889	99,502

Consolidated condensed statements of changes in equity for the six-month periods ended June 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the six-month period after taxes	—	—	—	12,613	—	12,613	1,564	14,177
Change in fair value of cash flow hedges	—	—	22,179	—	—	22,179	993	23,172
Currency translation differences	—	—	—	—	72,904	72,904	6,850	79,754
Tax effect	—	—	(8,194)	—	—	(8,194)	(208)	(8,402)
Other comprehensive income	—	—	13,985	—	72,904	86,889	7,635	94,524

Total comprehensive income	—	—	13,985	12,613	72,904	99,502	9,199	108,701

Dividend distribution	—	(50,109)	—	—	—	(50,109)	(4,573)	(54,682)

Balance as of June 30, 2017	10,022	2,218,348	66,782	(352,797)	(60,246)	1,882,109	131,021	2,013,130

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2017	10,022	2,163,229	80,968	(477,214)	(18,147)	1,758,858	136,595	1,895,453

Application of new accounting standards (See Note 2)	—	—	1,326	(11,812)	—	(10,486)	—	(10,486)

Balance as of January 1, 2018	10,022	2,163,229	82,294	(489,026)	(18,147)	1,748,372	136,595	1,884,967

Profit/(loss) for the six-month period after taxes	—	—	—	67,350	—	67,350	5,825	73,175
Change in fair value of cash flow hedges	—	—	17,009	6,517	—	23,526	1,183	24,709
Currency translation differences	—	—	—	—	(33,011)	(33,011)	(3,325)	(36,336)
Tax effect	—	—	(7,368)	(1,608)	—	(8,976)	(347)	(9,323)
Other comprehensive income	—	—	9,641	4,909	(33,011)	(18,461)	(2,489)	(20,950)

Total comprehensive income	—	—	9,641	72,259	(33,011)	48,889	3,336	52,225

Dividend distribution	—	(63,137)	—	—	—	(63,137)	(9,821)	(72,958)

Balance as of June 30, 2018	10,022	2,100,092	91,935	(416,767)	(51,158)	1,734,124	130,110	1,864,234

Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed cash flow statements for the six-month periods ended June 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	For the six-month period ended June 30,
	2018	2017
I. Profit/(loss) for the period	73,175	14,177
Financial expense and non-monetary adjustments	297,862	339,761

II. Profit for the period adjusted by financial expense and non-monetary adjustments	371,037	353,938

III. Variations in working capital	(47,227)	(79,967)

Net interest and income tax paid	(160,604)	(169,691)

A. Net cash provided by operating activities	163,206	104,280

Investment in contracted concessional assets*	62,690	(2,694)
Other non-current assets/liabilities	(11,362)	(2,568)
Acquisitions of subsidiaries	(9,327)	-
Other investments	2,521	24,675

B. Net cash provided by/(used in) investing activities	44,522	19,413

Proceeds from Project & Corporate debt	73,767	284,675
Repayment of Project & Corporate debt	(211,441)	(366,050)
Dividends paid to company´s shareholders	(69,924)	(42,327)

C. Net cash provided by/(used in) financing activities	(207,598)	(123,702)

Net increase/(decrease) in cash and cash equivalents	130	(9)

Cash and cash equivalents at beginning of the period	669,387	594,811

Translation differences in cash or cash equivalent	(12,305)	19,510

Cash and cash equivalents at end of the period	657,212	614,312

* Includes proceeds for $60.8 million (see Note 6).

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a total return company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

On March 9, 2018, Algonquin Power & Utilities (“Algonquin”) announced that it completed the acquisition from Abengoa S.A, (“Abengoa”) of a 25% equity interest in Atlantica, becoming the largest shareholder of the Company. Algonquin does not consolidate the Company in its consolidated financial statements.

On June 18, 2014, Atlantica closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”). As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica for liquidity purposes.

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

On February 28, 2018, the Company completed the acquisition of a 100% stake in a 4 MW hydroelectric power plant in Perú (“Mini-Hydro”) for approximately $9 million.

The following table provides an overview of the concessional assets the Company owned as of June 30, 2018:

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A-	4Q 2013	26

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB/A3/BBB+	4Q 2014	22

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2012 & 2Q 2012	20&19

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A-/Baa1/A-	1Q 2012 & 1Q 2012	19

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A-/Baa1/A-	1Q 2007 & 2Q 2009	14&16

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2011& 4Q 2011	19

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2012& 3Q 2012	20

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A-/Baa1/A-	2Q 2010 & 2Q 2010& 3Q 2010	17&17&18

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2013	21

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	A-/Baa1/A-	3Q 2006	18

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Baa3/BB+(10)	1Q 2015	17

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	16

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	17

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2Q 2012	15

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB+/Baa3/BBB+	2Q 2013	15

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	23

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	26

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	15

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	17

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	17

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/BBB+	4Q 2007	20

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	16

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	20

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for the right to receive between 54.06% and 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the “Flip Date”, and 22.60% of taxable losses and distributions thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“IDAE”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2017.

On November 27, 2015, Abengoa, reported that, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement. On March 31, 2017 Abengoa announced the completion of the restructuring. As a result, Atlantica Yield received Abengoa debt and equity instruments in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH.

The financing arrangement of Kaxu contained cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangement. In March 2017, the Company signed a waiver which gives clearance to cross-default that might have arisen from Abengoa insolvency and restructuring up to that date, but does not extend to potential future cross-default events.

In addition, the financing arrangements of Kaxu, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own a minimum of Atlantica Yield’s shares. Based on the most recent public information, Abengoa currently owns 16.47% of Atlantica Yield shares, all of which are pledged as guarantee of asset-backed notes. On March 9, 2018 Abengoa announced it made effective the sale of a 25% stake in Atlantica Yield to Algonquin. Additionally, Algonquin announced on April 17, 2018, that it had exercised an option to purchase the 16.47% remaining stake in Atlantica held by Abengoa, subject to approval by the U.S. Department of Energy (the “DOE”) and other conditions precedent. If Abengoa ceases to comply with its obligation to maintain its 16% ownership of Atlantica Yield ‘s shares, such reduced ownership would put the Company in breach of covenants under the applicable project financing arrangements.

In the case of Kaxu in March 2017 the Company signed a waiver, which allows reduction of ownership by Abengoa below the 35% threshold if it is done in the context of restructuring plan.

In the case of Solana and Mojave, a forbearance agreement signed with the DOE in 2016 with respect to these assets allows reductions of Abengoa’s ownership of the shares of the Company if it results from (i) a sale or other disposition at any time pursuant and in connection with a subsequent insolvency proceeding by Abengoa, or (ii) capital increases by the Company. In other events of reduction of ownership by Abengoa below the minimum ownership threshold such as sales of stake in Atlantica Yield by Abengoa, the available DOE remedies will not include debt acceleration, but DOE remedies available could include limitations on distributions to the Company from Solana and Mojave. In addition, the minimum ownership threshold for Abengoa’s ownership of the shares of the Company has been reduced from 35% to 16%. In November 2017, in the context of the agreement reached between Abengoa and Algonquin for the acquisition by Algonquin of 25% of the shares of the Company and based on the obligations of Abengoa under the EPC contract the Company signed a consent with the DOE which reduces this minimum ownership required by Abengoa in Atlantica Yield to 16%, which became effective upon closing of the transaction on March 9, 2018.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on July 31, 2018.

Note 2. - Basis of preparation

The accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, efficient natural gas, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has not had control over the Company since December 31, 2015. Therefore, any acquisition from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combinations.

The Company’s annual consolidated financial statements as of December 31, 2017, were approved by the Board of Directors on February 27, 2018.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the six-month period ended June 30, 2018 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2017. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2017 included in the 2017 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2018 under IFRS-IASB, applied by the Company in the preparation of these consolidated condensed interim financial statements:

·	IFRS 9 ‘Financial Instruments’
·	IFRS 15 ‘Revenues from contracts with Customers’
·	IFRS 15 (Clarifications) ‘Revenues from contracts with Customers’
·	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.
·	IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’.
·	IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’.
·	Annual Improvements to IFRSs 2015-2017 cycles.
·	IFRIC 22 Foreign Currency Transactions and Advance Consideration.
·	IAS 40 (Amendment). Transfers of Investment Property. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

The applications of these amendments have not had any material impact on these consolidated condensed interim financial statements.

In relation to IFRS 15, IFRS 9 and IFRS 16, the Company performed following analysis:

IFRS 15 ‘Revenues from contracts with Customers’

In May 2014, the IASB (International Accounting Standards Board) published IFRS 15 “Recognition of Revenue from Contracts with Customers”. This Standard brings together all the applicable requirements and replaces the current standards for recognizing revenue: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Program, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The new requirements may lead to changes in the current revenue profile, since the Standard’s main principle is that the Company must recognize its revenue in accordance with the transfer of goods or services to the customers in an amount which reflects the consideration that the Company expects to receive in exchange for these goods or services. The model laid out by the Standard is structured in five steps:

·	Step 1: Identifying the contract with the customer.

·	Step 2: Identifying the performance obligations.

·	Step 3: Determining the transaction price.

·	Step 4: Assigning the transaction price in the performance obligations identified in the contract.

·	Step 5: Recognition of revenue when (or as) the Company performs the performance obligations.

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), except for Palmucho, which is recorded in accordance with IAS 17 and PS10, PS20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, efficient natural gas plants, wind farms and water plants.

Currently, assets recorded in accordance with IFRIC 12 are classified as intangible assets or as financial assets, depending on the nature of the payment entitlements established in the contracts.

According to IFRS 15, the Company should assess the goods and services promised in the contracts with the customers and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services).

In the case of contracts related to financial assets, the Company has identified two performance obligations (construction and operation of the asset). The contracts state that each service (construction and operation) has its own transaction price. For this reason, both performance obligations are separately identifiable in the context of the contract. The Company must allocate the total consideration to be received by the contract to each performance obligation. As mentioned above, the different services performed have been identified as two different performance obligations (construction and operation). Each performance obligation has its own transaction price stated in the contract. Such transaction prices are agreed in the contract by the parties in an orderly transaction, with no interrelation between both transaction prices and therefore correspond to the fair value of the goods and services provided in each case. As a result, for IFRS 15 purposes, the total transaction price will be allocated to each performance obligation in accordance with the two transaction prices stated within the contract, as they represent the respective fair values of the identified performance obligations.

For the assets classified as intangible assets, the Company has identified the same performance obligations, (construction and operation), but in this case the consideration received by the Company for the construction services is a license. The grantor makes a non-cash payment for the construction services by giving the operator an intangible asset. When allocating fair value for IFRS 15 purposes, the Company will recognize as revenue for the first performance obligation the fair value of the construction services, and the amount corresponding to the sales of energy as the fair value of second performance obligation (operation).

Additionally, in both cases, the services are satisfied over time. All the concessional assets of the Company are in operation and the Company satisfies the performance obligations and recognizes revenue over time. The same conclusion applies to concessional assets that are classified as tangible assets or leases.

IFRS 15 also incorporates specific criteria to determine which costs relating to a contract should be capitalized by distinguishing between incremental costs of obtaining a contract and costs associated with fulfilling a contract. No significant costs of obtaining a contract or compliance (other than those that are already capitalized) have been identified.

As the practice for revenue recognition applied until December 31, 2017, is consistent with the analysis above under IFRS 15, the Company considers that the adoption of this standard has no impact in the consolidated financial statements of the Company.

Also, the Company adopted IFRS 15 applying the full retrospective method to each prior reporting period presented, but without changes in the comparative reporting periods as the adoption of the standard has no effect in the financial statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments issued on 24 July 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Company adopted the standard as of January 1, 2018, including the new requirements for hedge accounting. The Company adopted retrospectively without re-expressing comparative periods. The analysis performed by the Company is as follows:

-	Classification and measurement of financial instruments:

a)        Financial assets IFRS 9 classifies all financial assets that are currently in the scope of IAS 39 into two categories:  amortized cost and fair value. Where assets are measured at fair value, gains and losses are either recognized entirely in profit or loss (fair value through profit or loss, “FVTPL”), or recognized in other comprehensive income (fair value through other comprehensive income, “FVTOCI”). The new guidance has no significant impact on the classification and measurement of the financial assets of the Company as the vast majority of financial assets (except for derivatives) are currently measured at amortized cost, and meet the conditions for classification at amortized cost under IFRS 9. As a result, the Company maintained this classification.

b)        Financial liabilities: IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. As a result, the Company concluded that there is no significant impact on the consolidated financial statements.

-
The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. The Company reviewed its portfolio of financial assets subject to the new model of impairment under the new methodology (using credit default swaps, rating from credit agencies and other external inputs in order to estimate the probability of default), and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

-
The accounting for certain modifications and exchanges of financial liabilities measured at amortized cost (e.g. bank loans and issued bonds) changes on the transition from IAS 39 to IFRS 9. This change arises from a clarification by the IASB in the Basis for Conclusions of IFRS 9. Under IFRS 9 it is now clear that there can be an effect in the income statement for modification and exchanges of financial liabilities that are considered “non-substantial” (when the net present value of the cash flows, including any fees paid net of any fees received, is lower than 10% different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate). The Company reviewed retrospectively these transactions and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

-
IFRS 9 also introduces changes in hedge accounting. The hedge accounting requirements in IFRS 9 are optional and tend to facilitate the use of hedge accounting by preparers of financial statements. As a result, the Company reviewed its portfolio of derivatives and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

The impact of applying IFRS 9 to the condensed interim financial statements for the six-month period ended June 30, 2018 is not significant.

IFRS 16 ‘Leases’

The IASB issued a new lease accounting standard, IFRS 16, in January 2016, which requires the recognition of lease contracts on the consolidated statement of financial position.

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use of assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments.

In the income statement, IFRS 16 replaces the straight-line operating lease expense for those leases applying IAS 17, with a depreciation charge for the lease asset (included within operating expenses) and an interest expense on the lease liability (included within finance expenses). IFRS 16 also impacts the presentation of cash flows related to former off-balance sheet leases.

The Company performed its assessment of the impact on its consolidated financial statements. The most significant impact identified is that the Company recognizes new assets and liabilities for its existing operating leases of land rights, buildings, offices and equipment.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Company decided to early adopt the standard as of January 1, 2018.

An entity shall apply this standard using one of the following two methods: full retrospectively approach or a modified retrospective approach. The Company has chosen the latter and accounted for assets as an amount equal to liability at the date of initial application. The impact on the opening balance sheet of these consolidated financial statements is shown in the table below.

The impact of applying IFRS 16 to the condensed interim financial statements for the six-month period ended June 30, 2018 is not significant.

Summary of adjustments arising from application of IFRS 9 and IFRS 16 as of December 31, 2017

		IFRS 9 Adjustments
($ in thousands)	As reported	Expected credit losses (*)	Modification of financial liabilities	Hedge accounting	IFRS 16 Adjustments	Restated at December 31, 2017
Contracted concessional assets	9,084,270	(53,048)	—	—	62,982	9,094,204
Deferred tax assets	165,136	14,866	(3,055)	—	—	176,947

Long- term project debt	5,228,917	—	(39,599)	—	—	5,189,318
Grants and other liabilities	1,636,060	—	—	—	62,982	1,699,042
Deferred tax liabilities	186,583	—	8,849	—	—	195,432

Other Reserves	80,968	—	—	1,326	—	82,294
Retained Earnings	(477,214)	(38,182)	27,695	(1,326)	—	(489,027)

(*) The expected credit losses provision only applies to the concessional assets recorded as financial assets for an amount before provision of $936,004 thousand as of December 31, 2017 (see Note 6).

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning after June 30, 2018:

·
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
·
IAS 19 (Amendment). Amendments to IAS 19: Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRIC 23: Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after June 30, 2018, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at June 30, 2018 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2017.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of June 30, 2018, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each, and a hydraulic plant in Peru with a gross capacity of 4 MW.

Efficient natural gas: The Company´s sole efficient natural gas asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensation received from Abengoa in lieu of ACBH dividends (for the period up to the first quarter of 2017 only).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the six-month periods ended June 30, 2018 and June 30, 2017, Atlantica had four customers with revenues representing more than 10% of the total revenues, three in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the six-month periods ended June 30, 2018 and 2017:

	Revenue		Further Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
	($ in thousands)
Geography	2018	2017	2018	2017
North America	172,315	170,457	154,659	151,786
South America	59,881	58,688	49,247	58,615
EMEA	280,917	254,070	235,450	179,326
Total	513,113	483,215	439,356	389,727

	Revenue		Further Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
	($ in thousands)
Business sector	2018	2017	2018	2017
Renewable energy	392,213	363,603	345,386	279,263
Efficient natural gas	61,437	59,414	46,982	52,842
Electric transmission lines	47,903	47,617	40,300	49,832
Water	11,560	12,581	6,688	7,790
Total	513,113	483,215	439,356	389,727

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the six-month period ended June 30, ($ in thousands)
	2018	2017
Profit/(Loss) attributable to the Company	$67,350	12,613
(Loss)/Profit attributable to non-controlling interests	5,825	1,564
Income tax	31,019	12,848
Share of (profits)/losses of associates	(2,909)	(2,076)
Dividend from exchangeable preferred equity investment in ACBH (see Note 19)	-	10,383
Financial expense, net	177,774	198,684
Depreciation, amortization, and impairment charges	160,297	155,711

Total segment Further Adjusted EBITDA	$439,356	389,727

b)	The assets and liabilities by operating segments (and business sector) as of June 30, 2018 and December 31, 2017 are as follows:

Assets and liabilities by geography as of June 30, 2018:

	North America	South America	EMEA	Balance as of June 30, 2018
Assets allocated
Contracted concessional assets	3,600,231	1,091,274	4,044,863	8,736,368
Investments carried under the equity method	-	-	53,002	53,002
Current financial investments	118,344	62,020	34,014	214,378
Cash and cash equivalents (project companies)	161,906	41,920	301,115	504,941
Subtotal allocated	3,880,481	1,195,214	4,432,994	9,508,689
Unallocated assets
Other non-current assets				216,771
Other current assets (including cash and cash equivalents at holding company level)				431,816
Subtotal unallocated				648,587
Total assets				10,157,276

	North America	South America	EMEA	Balance as of June 30, 2018
Liabilities allocated
Long-term and short-term project debt	1,755,091	860,051	2,603,678	5,218,820
Grants and other liabilities	1,564,805	5,194	92,380	1,662,379
Subtotal allocated	3,319,896	865,245	2,696,058	6,881,199
Unallocated liabilities
Long-term and short-term corporate debt				639,041
Other non-current liabilities				591,456
Other current liabilities				181,346
Subtotal unallocated				1,411,843
Total liabilities				8,293,042
Equity unallocated				1,864,234
Total liabilities and equity unallocated				3,276,077
Total liabilities and equity				10,157,276

Assets and liabilities by geography as of December 31, 2017:

	North America	South America	EMEA	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	3,770,169	1,100,778	4,213,323	9,084,270
Investments carried under the equity method	-	-	55,784	55,784
Current financial investments	116,451	59,831	31,263	207,545
Cash and cash equivalents (project companies)	149,236	42,548	329,078	520,862
Subtotal allocated	4,035,856	1,203,157	4,629,448	9,868,461
Unallocated assets
Other non-current assets				210,378
Other current assets (including cash and cash equivalents at holding company level)				413,500
Subtotal unallocated				623,878
Total assets				10,492,339

	North America	South America	EMEA	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	1,821,102	876,063	2,778,043	5,475,208
Grants and other liabilities	1,593,048	810	42,202	1,636,060
Subtotal allocated	3,414,150	876,873	2,820,245	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt				643,083
Other non-current liabilities				657,345
Other current liabilities				185,190
Subtotal unallocated				1,485,618
Total liabilities				8,596,886
Equity unallocated				1,895,453
Total liabilities and equity unallocated				3,381,071
Total liabilities and equity				10,492,339

Assets and liabilities by business sector as of June 30, 2018;

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of June 30, 2018
	($ in thousands)
Assets allocated
Contracted concessional assets	7,165,843	606,883	876,477	87,165	8,736,368
Investments carried under the equity method	12,088	-	-	40,914	53,002
Current financial investments	20,478	118,323	61,117	14,460	214,378
Cash and cash equivalents (project companies)	455,421	26,560	14,712	8,248	504,941
Subtotal allocated	7,653,830	751,766	952,306	150,787	9,508,689
Unallocated assets
Other non-current assets					216,771
Other current assets (including cash and cash equivalents at holding company level)					431,816
Subtotal unallocated					648,587
Total assets					10,157,276

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of June 30, 2018
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,958,261	548,223	680,398	31,938	5,218,820
Grants and other liabilities	1,659,756	788	1,032	803	1,662,379
Subtotal allocated	5,618,017	549,011	681,430	32,741	6,881,199
Unallocated liabilities
Long-term and short-term corporate debt					639,041
Other non-current liabilities					591,456
Other current liabilities					181,346
Subtotal unallocated					1,411,843
Total liabilities					8,293,042
Equity unallocated					1,864,234
Total liabilities and equity unallocated					3,276,077
Total liabilities and equity					10,157,276

Assets and liabilities by business sector as of December 31, 2017;

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	7,436,362	660,387	897,269	90,252	9,084,270
Investments carried under the equity method	12,419	-	-	43,365	55,784
Current financial investments	17,249	116,430	59,289	14,577	207,545
Cash and cash equivalents (project companies)	452,792	39,064	15,325	13,681	520,862
Subtotal allocated	7,918,822	815,881	971,883	161,875	9,868,461
Unallocated assets
Other non-current assets					210,378
Other current assets (including cash and cash equivalents at holding company level)					413,500
Subtotal unallocated					623,878
Total assets					10,492,339

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	4,162,596	579,173	698,346	35,093	5,475,208
Grants and other liabilities	1,635,508	552	-	-	1,636,060
Subtotal allocated	5,798,104	579,725	698,346	35,093	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt					643,083
Other non-current liabilities					657,345
Other current liabilities					185,190
Subtotal unallocated					1,485,618
Total liabilities					8,596,886
Equity unallocated					1,895,453
Total liabilities and equity unallocated					3,381,071
Total liabilities and equity					10,492,339

c)	The amount of depreciation, amortization and impairment charges recognized for the six-month periods ended June 30, 2018 and 2017 are as follows:

	For the six-month period ended June 30,
Depreciation, amortization and impairment by geography	2018	2017
	($ in thousands)
North America	(59,638)	(64,276)
South America	(21,056)	(20,246)
EMEA	(79,603)	(71,189)
Total	(160,297)	(155,711)

	For the six-month period ended June 30,
Depreciation, amortization and impairment by business sector	2018	2017
	($ in thousands)
Renewable energy	(140,491)	(141,538)
Electric transmission lines	(14,608)	(14,173)
Efficient natural gas	(5,198)	-
Total	(160,297)	(155,711)

Note 5. - Changes in the scope of the consolidated condensed interim financial statements

For the six-month period ended June 30, 2018

On February 28, 2018, the Company completed the acquisition of a 100% stake in Hidrocañete, S.A. (Mini-Hydro). Total purchase price paid for this asset amounted to $9,327 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combination.

For the year ended December 31, 2017

There is no change in the scope of the consolidated financial statement in the year 2017.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of June 30, 2018 and December 31, 2017 is as follows:

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Contracted concessional assets cost	10,467,669	10,633,769
Amortization and impairment	(1,731,301)	(1,549,499)
Total	8,736,368	9,084,270

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20, Seville PV and Mini-Hydro which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of June 30, 2018, contracted concessional financial assets amount to $870,336 thousand ($936,004 thousand as of December 31, 2017).

The decrease in the contracted concessional assets cost is primarily due to the lower value of assets denominated in euros since the exchange rate of the euro has dropped against the U.S. dollar since December 31, 2017 and to the payment received from Abengoa by Solana in March 2018 further to Abengoa´s obligation as EPC Contractor (see Note 11). The decrease has been partially offset by the impact of the application of IFRS 16, ´Leases´ from January 1, 2018 (see Note 2).

Amortization and impairment amount includes the recognition of impairment provisions based on expected credit losses due to the application of IFRS 9, ´Financial instruments´ from January 1, 2018 (see Note 2). No other losses from impairment of contracted concessional assets were recorded during the six-month period ended June 30, 2018 and during the year 2017.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of June 30, 2018 and December 31, 2017:

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Evacuación Valdecaballeros, S.L.	8,957	9,175
Myah Bahr Honaine, S.P.A.(*)	40,914	43,365
Pectonex, R.F. Proprietary Limited	3,131	3,244
Evacuación Villanueva del Rey, S.L	-	-
Total	53,002	55,784

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of June 30, 2018 and December 31, 2017 is as follows:

	Balance as of June 30, 2018	Balance as of December 31, 2017
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	2,813	2,088
Derivative assets	13,050	8,230
Other receivable accounts at amortized cost	35,726	34,924
Total non-current financial investments	51,589	45,242

Fair value through profit or loss	-	1,715
Contracted concessional financial assets	131,217	131,066
Other receivable accounts at amortized cost	83,931	77,357
Total current financial investments	215,148	210,138

Investment in Ten West Link as of June 30, 2018 is a $2.8 million investment, which was made by the Company for a 12.5% interest in a 114-mile transmission line in the US.

Financial assets at fair value through profit or loss of $1.7 million as of December 31, 2017 fully related to the residual part of the Abengoa debt and equity instruments received in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH. These instruments have been entirely sold.

Note 9. - Derivative financial instruments

The breakdown of the fair value amount of the derivative financial instruments as of June 30, 2018 and December 31, 2017 is as follows:

	Balance as of June 30, 2018		Balance as of December 31, 2017
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	13,050	285,985	8,230	329,731

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. These are classified as Level 2 (see Note 10).

Additionally, the Company owns currency options with leading international financial institutions, which guarantee a minimum Euro-U.S. dollar exchange rates for the distributions expected from Spanish solar assets made in euros during the years 2018, 2019 and part of 2020.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $33,899 thousand for the six-month period ended June 30, 2018 (loss of $34,265 thousand in the six-month period ended June 30, 2017).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of June 30, 2018 and December 31, 2017 amount to a profit of $91,935 thousand and a profit of $80,968 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of June 30, 2018, and December 31, 2017, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for some of the Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31, 2017, classified as Level 1 (see Note 8), which have been sold as of June 30, 2018.

Note 11. - Related parties

Details of balances with related parties as of June 30, 2018 and December 31, 2017 are as follows:

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Credit receivables (current)	13,153	10,544
Total current receivables with related parties	13,153	10,544

Trade payables (current)	44,318	63,409
Total current payables with related parties	44,318	63,409

Credit payables (non-current)	80,300	141,031
Total non-current payables with related parties	80,300	141,031

Trade payables (current) primarily relate to payables for Operation and Maintenance services. Credit payables (non-current) primarily relate to project companies’ payables with partners accounted for as non-controlling interests in these consolidated financial statements and payables for Operation and Maintenance services. The operation and maintenance services received in some of the Spanish solar assets of the Company include a variable portion payable in the long term. On April 26, 2018, Atlantica Yield plc purchased from Abengoa the long-term operation and maintenance payable accrued for the period up to December 31, 2017, which was recorded for an amount of $57.3 million at the date of repayment. The Company paid $18.3 million for this extinguishment of debt and accounted for the difference of $39.0 million with the carrying amount of the debt as an income in the profit and loss statement.

The transactions carried out by entities included in these consolidated condensed financial statements with related parties not included in the consolidation perimeter of Atlantica, primarily with Abengoa and with subsidiaries of Abengoa, during the six-month periods ended June 30, 2018 and 2017 have been as follows:

	For the six-month period ended June 30,
	2018	2017
	($ in thousands)
Services rendered	-	2,625
Services received	(56,619)	(51,086)
Financial income	1,819	25
Financial expenses	(690)	(598)

Services received primarily include operation and maintenance services received by some assets.

The figures detailed in the table above do not include the compensation received from Abengoa in lieu of dividends from ACBH for $10.4 million, recorded as financial income in these consolidated condensed interim financial statements for the six-month period ended June 30, 2017.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of June 30, 2018, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events. In particular as of April 26, 2018 Abengoa agreed to pay Atlantica certain amounts subject to conditions which are beyond the control of the Company.

As explained in Note 1, the Company signed a consent in November 2017, which has then been amended during the following months, in relation to the Solana and Mojave projects, which reduced the minimum ownership required by Abengoa in Atlantica Yield to 16%, subject to certain conditions precedent most of which were beyond the control of the Company, including several payments by Abengoa to Solana before December 2017 and May 2018. These payments for a total of $120 million were related to Abengoa’s obligations as EPC contractor in Solana and were used to repay Solana project debt ($95 million) and for a reserve to cover required additional repairs in the plant ($25 million). Additionally, Abengoa has recognized other obligations with Solana for $6.5 million per semester over 8.5 years starting in December 2018. Solana received $42.5 million in December 2017 and $77.5 million in March 2018. The $42.5 million collected in December 2017 and $52.5 million of the amount collected in March 2018 have been used to repay Solana project debt. The aforementioned amounts are based on the EPC Contract guarantee for liquidated damages considering the average production during the first three years of ramp-up period of the plant which is a service-concession arrangement under IFRIC 12 (intangible asset). For the aforementioned amounts, the Company reduced the value of the intangible asset since this amount was a variable consideration. In addition, the amortization of the plant is adjusted accordingly.

The Company entered into a Financial Support Agreement on June 13, 2014 under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of June 30, 2018, the aforementioned guarantees amounted to $31 million. In the context of that agreement in July 2017, Atlantica replaced guarantees amounting to $112 million previously issued by Abengoa, out of which $55 million were canceled in June 2018.

Note 12. - Clients and other receivable

Clients and other receivable as of June 30, 2018 and December 31, 2017, consist of the following:

	Balance as of June 30, 2018	Balance as of December 31, 2017
	($ in thousands)
Trade receivables	204,223	186,728
Tax receivables	29,685	39,607
Prepayments	12,927	6,375
Other accounts receivable	13,406	11,739
Total	260,241	244,449

As of June 30, 2018, and December 31, 2017, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of June 30, 2018, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right. Algonquin completed the acquisition from Abengoa of a 25% equity interest in Atlantica on March 9, 2018, becoming the largest shareholder of the Company. Residual equity interest of Abengoa in Atlantica is 16.5%.

Atlantica reserves as of June 30, 2018 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by IDAE in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

On February 27, 2018, the Board of Directors declared a dividend of $0.31 per share corresponding to the fourth quarter of 2017. The dividend was paid on March 27, 2018.

On May 11, 2018, the Board of Directors of the Company approved a dividend of $0.32 per share corresponding to the first quarter of 2018. The dividend was paid on June 15, 2018.

In addition, as of June 30, 2018, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of June 30, 2018 and December 31, 2017 is as follows:

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Non-current	624,163	574,176
Current	14,878	68,907
Total Corporate Debt	639,041	643,083

The repayment schedule for the corporate debt as of June 30, 2018 is as follows:

	Remainder of 2018	Between January and June 2019	Between July and December 2019	2020	2021	2022	Subsequent years	Total
New Revolving Credit Facility	-	-	-	-	57,586	-	-	57,586
Note Issuance Facility	49	-	-	-	-	104,632	208,127	312,808
2017 Credit Facility	11,705	-	-	-	-	-	-	11,705
2019 Notes	3,124	-	253,818	-	-	-	-	256,942
Total	14,878	-	253,818	-	57,586	104,632	208,127	639,041

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Former Revolving Credit Facility” or ”Former RCF”). On December 22, 2014, the Company drew down $125,000 thousand under the Former RCF. Loans accrued interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. $8,000 thousand of the loans under the Former RCF were partially repaid on September 25, 2017 and for $63,000 thousand on December 27, 2017. The remaining $54,000 of nominal of the Former RCF has been entirely repaid on May 16, 2018 and the credit facility canceled.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility”), in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each interest payment date. The Company will make each interest payment to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility. Changes in fair value of these interest rate swaps have been recorded in the consolidated income statement. The Note Issuance Facility is a € denominated liability for which the Company applies net investment hedge accounting. When converted to US$ at US$/€ closing exchange rate, it contributes to reduce the impact in translation difference reserves generated in the equity of these consolidated financial statements by the conversion of the net assets of the Spanish solar assets into US$.

On July 20, 2017, the Company signed a credit facility (the “Credit Facility 2017”) for up to €10 million, approximately $11.7 million, which is available in euros or US dollars. Amounts drawn accrue interest at a rate per year equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. As of December 31, 2017, the Company drew down the credit facility in full and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility. The credit facility had an original maturity date of July 20, 2018 and therefore the amounts drawn down were classified as Current as of June 30, 2018. It has been renewed during the month of July 2018 and the new maturity date is July 20, 2019.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. The Company has the option to increase the amount of the Revolving Credit Facility by up to $85 million to $300 million, subject to certain conditions being met. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. The maturity of the Revolving Credit Facility is December 31, 2021. As of June 30, 2018, the Company had drawn down an amount of $58 million (net of debt issuance costs).

Current corporate debt corresponds mainly to the accrued interest on the Notes and to the amount of the 2017 Credit Facility.

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of June 30, 2018 and December 31, 2017 is as follows:

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Non-current	4,956,811	5,228,917
Current	262,009	246,291
Total Project debt	5,218,820	5,475,208

The decrease in total project debt is primarily due to contractual payments of debt for the period, the partial repayment of Solana debt using the indemnity received from Abengoa in March 2018 for $52.5 million (see Note 11), the lower value of debts denominated in foreign currencies since their exchange rate has decreased against the U.S. dollars since December 31, 2017 and to the impact of the application of IFRS 9, ´Financial instruments´ from January 1, 2018 (see Note 2).

Additionally, during the second quarter of 2018, the Company refinanced debts of Helios 1/2 and Helioenergy 1/2 on May 18, 2018 and June 26, 2018 respectively. The terms of the new debts are not substantially different from the original debts refinanced and therefore the exchange of debts instruments does not qualify for an extinguishment of the original debts under IFRS 9, ´Financial instruments´. When there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate. In this respect, the Company recorded a $36.6 million financial income in the profit and loss statement of the consolidated condensed financial statements (see Note 19).

The repayment schedule for Project debt in accordance with the financing arrangements, as of June 30, 2018 is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2018
Payment of interests accrued as of June 30, 2018	Nominal repayment	Between January and June 2019	Between July and December 2019	2020	2021	2022	Subsequent Years	Total
($ in thousands)
21,010	140,526	100,473	147,033	259,552	271,441	301,052	3,977,633	5,218,820

Note 16. - Grants and other liabilities

	Balance as of June 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Grants	1,182,650	1,225,877
Other Liabilities	479,729	410,183
Grant and other non-current liabilities	1,662,379	1,636,060

As of June 30, 2018, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $755 million ($771 million as of December 31, 2017), which was primarily used to fully repay the Solana and Mojave short term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $426 million ($452 million as of December 31, 2017). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $29.6 million and $29.8 million for the six-month periods ended June 30, 2018 and 2017, respectively.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC. The investment is recorded as a liability for a total amount of $363 million as of June 30, 2018 ($352 million as of December 31, 2017). Additionally, other liabilities include $57 million of finance lease liabilities, further to the application of IFRS 16, Leases from January 1, 2018 (see Note 2).

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of June 30, 2018 and December 31, 2017 are as follows:

	Balance as June 30,	Balance as December 31,
	2018	2017
	($ in thousands)
Trade accounts payable	97,970	107,662
Down payments from clients	6,483	6,466
Other accounts payable	49,464	41,016
Total	153,917	155,144

Trade accounts payables mainly relate to the operating and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Other account payable primarily include subordinated debt of Mojave with Abener Teyma Mojave General Partnership (Abener), a related party, with maturity date on October 2018. The repayment will occur if certain technical conditions are fulfilled.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the six-month period ended June 30, 2018, Income tax amounted to a $31,019 thousand expense with respect to a profit before income tax of $104,194 thousand. In the six-month period ended June 30, 2017, Income tax amounted to a $12,848 thousand expense with respect to a profit before income tax of $27,025 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the six-month period ended June 30, 2018 and 2017:

	For the six-month period ended June 30,
Financial income	2018	2017
	($ in thousands)
Interest income from loans and credits	36,871	258
Interest rates benefits derivatives: cash flow hedges	-	230
Total	36,871	488

	For the six-month period ended June 30,
Financial expenses	2018	2017
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(128,838)	(124,556)
- Other debts	(42,951)	(43,218)
Interest rates losses derivatives: cash flow hedges	(34,317)	(34,922)
Total	(206,106)	(202,696)

Financial income from loans and credits primarily includes a non-monetary financial income of $36.6 million resulting from the refinancing of the debts of Helios 1&2 and Helioenergy 1&2 in the second quarter of 2018 (see Note 15).

Interests from other debts are primarily interests on the notes issued by ATS, ATN, ATN2, Atlantica Yield and Solaben Luxembourg and interests related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the six-month period ended June 30, 2018, and 2017:

	For the six-month period ended June 30,
Other financial income / (expenses)	2018	2017
	($ in thousands)
Dividend from ACBH (Brazil)	-	10,383
Other financial income	5,514	6,774
Other financial losses	(15,201)	(10,669)
Total	(9,687)	6,487

According to the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica Yield was the legal owner of the dividends declared on February 24, 2017 and retained from Abengoa amounting to $10.4 million. As a result, the Company recorded $10.4 million as Other financial income in accordance with the accounting treatment previously given to the ACBH dividend.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the six-month periods ended June 30, 2018, and 2017:

Other Operating income	For the six-month period ended June 30,
	2018	2017
	($ in thousands)
Grants (see Note 16)	29,719	29,882
Income from various services and insurance proceeds	16,384	10,431
Income from the purchase of the long-term operation and maintenance payable to Abengoa (see Note 11)	38,955	-
Total	85,058	40,313

Other Operating expenses	For the six-month period ended June 30,
	2018	2017
	($ in thousands)
Leases and fees	(1,033)	(3,298)
Operation and maintenance	(71,367)	(57,191)
Independent professional services	(15,714)	(10,540)
Supplies	(13,152)	(12,571)
Insurance	(12,606)	(11,573)
Levies and duties	(21,957)	(31,476)
Other expenses	(5,397)	(2,136)
Total	(141,226)	(128,785)

Note 21. - Earnings per share

Basic earnings per share has been calculated by dividing the loss attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the six-month period ended June 30,
	2018	2017
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica Yield Plc.	67,350	12,613
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	100,217
Earnings per share from continuing operations (US dollar per share) - basic and diluted	0.67	0.13
Earnings per share from profit/(loss) for the period (US dollar per share) - basic and diluted	0.67	0.13

Note 22. - Subsequent events

On July 31, the Board of Directors of the Company approved a dividend of $0.34 per share, which is expected to be paid on or about September 15, 2018 to shareholders of record as of August 31, 2018.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report) contained in this quarterly report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements.  The results shown here are not necessarily indicative of the results expected in any future period.  Please see our Annual Report for additional discussion of various factors affecting our results of operations

Overview

We are a total return company that owns, manages, and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).  We intend to expand, maintaining North America, South America and Europe as our core geographies.

As of the date of this quarterly report, we own or have interests in 22 assets, comprising 1,446 MW of renewable energy generation, 300 MW of efficient natural gas power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. Most of the assets we own have a non-recourse project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 19 years as of December 31, 2017.

We intend to take advantage of favorable trends in the power generation and electric transmission sectors globally, including energy scarcity and a focus on the reduction of carbon emissions. To that end, we believe that our cash flow profile, coupled with our scale, diversity and low-cost business model, offers us a lower cost of capital than that of a traditional engineering and construction company or independent power producer and provides us with a significant competitive advantage with which to execute our growth strategy.

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividends to shareholders through organic growth and by acquiring new contracted assets from AAGES, Abengoa, third parties and potential new future partners.

We have in place exclusive agreements with AAGES and Abengoa, which we refer to as the AAGES ROFO Agreement and the Abengoa ROFO Agreement.

The AAGES ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of AAGES’ ROFO Assets, became effective on March 9, 2018, upon the completion of the 25.0% Share Sale. AAGES is the joint venture formed by Algonquin and Abengoa to develop and invest renewable energy and water assets.

The Abengoa ROFO Agreement, in place since our IPO, provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, efficient natural gas power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

Additionally, we plan to sign similar agreements or enter into partnerships with other developers or asset owners to acquire assets in operation.  We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute 80% of our cash available for distribution as cash dividends and will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

When we closed our initial public offering, Abengoa had a 64.28% interest in us. Following several divestitures, as of December 31, 2017, Abengoa beneficially owned a 41.5% stake in us, and its shares were pledged under the secured New Money 1 Tradable Notes. On March 9, 2018, Algonquin completed an acquisition of a 25.0% stake in us from Abengoa with the option to acquire the remaining 16.5% stake.  On April 17, 2018, Algonquin exercised its option and announced that it reached an agreement with Abengoa to acquire the remaining 16.5% stake. According to the information publicly disclosed by Algonquin, the acquisition of the 16.5% stake is expected to close in the third quarter of 2018, subject to the approval of the DOE and certain other closing conditions.

Agreements with Algonquin

In connection with the acquisition by Algonquin of a 25.0% stake in us, we signed the Shareholders Agreement with Algonquin, effective March 9, 2018, which limits Algonquin’s ownership in us to a maximum of 41.47% of our outstanding shares (subject to a certain exception where such ownership may be temporarily increased up to 46.0%) and limits the number of directors it can appoint to a maximum of 50% less one (if the resulting number is not a whole number, it shall be rounded up to the next whole number). In addition, Algonquin has agreed to provide, subject to board approval, an incremental equity investment of up to $100 million through the subscription of our ordinary shares for the acquisition of new assets during 2018 and 2019 and has been granted certain preferred rights when participating in further equity issuances.  Additionally, we have agreed to maintain a target payout ratio of 80%.

We have also signed a ROFO agreement with AAGES, the joint venture created between Algonquin and Abengoa, to invest in the development and construction of clean energy and water infrastructure contracted assets. The AAGES ROFO Agreement, which became effective on March 9, 2018, provides us with a right of first offer on any proposed sale, transfer or other disposition of AAGES ROFO Assets. Some of the assets currently under construction by Abengoa may be transferred to AAGES and the AAGES ROFO Agreement will include such assets within its scope.

Potential implications of Abengoa developments

In 2015, Abengoa filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On March 31, 2017, Abengoa announced the completion of its financial restructuring.

As of December 31, 2017, the financing arrangements of Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own at least 30% of Atlantica’s shares and which would put us in breach of covenants.  A forbearance agreement signed with the DOE in 2016 with respect to these assets allows reductions of Abengoa’s ownership of our shares if it results from (i) a sale or other disposition at any time pursuant to and in connection with a subsequent insolvency proceeding by Abengoa, or (ii) capital increases by us. In other events of reduction of ownership by Abengoa below the minimum ownership threshold, such as sales of shares by Abengoa, the available DOE remedies will not include debt acceleration, but could include limitations on distributions to us from Solana and Mojave. In November 2017, in the context of the agreement reached between Abengoa and Algonquin for the acquisition by Algonquin of 25.0% of our shares and based on the obligations of Abengoa under an EPC contract, we signed a consent with the DOE in relation to the Solana and Mojave projects which reduces the minimum ownership stake required to be held by Abengoa in us from 30.0% to 16.0%, which became effective on March 9, 2018 upon closing of the 25.0% Share Sale.  The EPC guarantee period for the Solana project expired without it reaching the expected production levels and Abengoa, as the EPC supplier, agreed to provide certain compensation to the Solana project. As a result, and in the context of the DOE consent, Solana received an aggregate amount of $120 million in payments from Abengoa consisting of $42.5 million received in December 2017 and $77.5 million received in March 2018. Of the received sums, $95 million was used to repay project debt and $25 million was set aside to cover other Abengoa obligations.

Based on the most recent public information, Abengoa currently owns 16.47% of our shares, all of which are pledged as collateral under their New Money 1 Tradable Notes and loans. Upon completion of the 16.5% Share Sale, Abengoa will no longer own any of our shares. If Abengoa ceased to maintain its 16.0% ownership of our shares prior to obtaining necessary approvals by the DOE, we would potentially be in breach of covenants under the Solana and Mojave project financing arrangements.

In March 2017, we obtained a waiver in our Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events.

We have not identified any PPAs or any contracts with off-takers that include any cross-default provision relating to Abengoa or any minimum ownership provision.

We expect Abengoa to continue to maintain its contractual obligations under material contracts with us including the operation and maintenance agreements, the Financial Support Agreement and limited support service agreements in South Africa.

If Abengoa failed to comply with its obligations or terminated operation and maintenance agreements, we would need to find alternative suppliers or alternative ways to perform those services. In assets with “cost plus” pricing arrangements such as Solana and Mojave, the risk is limited, while in assets with “all in” pricing arrangements, we cannot guarantee that the cost or the service level would be the same.

In addition, under the Financial Support Agreement, Abengoa continues to have a commitment to maintain guarantees and letters of credit currently outstanding in our affiliates’ favor until June 2019.  If Abengoa fails to comply with the Financial Support Agreement or terminates it, we would need to replace the financial guarantees currently provided by Abengoa with guarantees provided by the assets or by us, which amount to approximately $31 million.

Additionally, Abengoa has a number of obligations in several of our assets as an EPC supplier irrespective of its ownership in us. In Kaxu and Solana, the respective EPC guarantee periods expired without the projects reaching the guaranteed levels of production. As the EPC supplier, Abengoa offered to extend the guarantee periods and to provide certain compensations. In Kaxu, we reached an agreement with Abengoa and the lenders under the project financing agreement to extend the production guarantee until October 2018. The agreement includes an extension of the existing ZAR 570 million (approximately $42 million) letter of credit until the expiration of the new production guarantee period. In Solana, the guarantee period also expired without reaching the guaranteed levels of production (see above).

Furthermore, the Abengoa ROFO Agreement applies to assets which are in operation. Abengoa could decide to sell assets while they are still under construction without offering those assets to us first. Once Abengoa offers an asset for acquisition, we need to reach an agreement on price with them to close the acquisition. In the case of Xina, the asset is no longer subject to the Abengoa ROFO Agreement.

Moreover, the sale by Abengoa of its stake in us or other changes in our shareholder base may cause a change of ownership under Section 382 of the U.S. Internal Revenue Code, as a result of which our ability to use U.S. NOLs may be limited. See “Item 3D.–Risk Factors–Risks Related to Taxation–Our ability to use U.S. NOLs to offset future income may be limited” in our Annual Report).

Key Metrics

We regularly review a number financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Further Adjusted EBITDA. Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. This measure is widely used by other companies in the same industry.

Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for 2016 and for first quarter of 2017 includes compensation received from Abengoa in lieu of ACBH dividends. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Our revenue and Further Adjusted EBITDA by geography and business sector for the six-month periods ended June 30, 2018 and 2017 are set forth in the following tables:

	Six-month period ended June 30,
Revenue by geography	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$172.3	33.6%	$170.4	35.3%
South America	59.9	11.7%	58.7	12.1%
EMEA	280.9	54.7%	254.1	52.6%
Total revenue	$513.1	100.0%	$483.2	100.0%

	Six-month period ended June 30,
Revenue by business sector	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$392.2	76.4%	$363.6	75.2%
Efficient natural gas	61.4	12.0%	59.4	12.3%
Electric transmission lines	47.9	9.3%	47.6	9.9%
Water	11.6	2.3%	12.6	2.6%
Total revenue	$513.1	100%	$483.2	100.0%

	Six-month period ended June 30,
Further Adjusted EBITDA by geography	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$154.7	89.8%	$151.8	89.1%
South America	49.2	82.2%	58.6	99.8%
EMEA	235.5	83.8%	179.3	70.6%
Total Further Adjusted EBITDA	$439.4	85.6%	$389.7	80.6%

	Six-month period ended June 30,
Further Adjusted EBITDA by business sector	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$345.4	88.1%	$279.3	76.8%
Efficient natural gas	47.0	76.5%	52.8	88.9%
Electric transmission lines	40.3	84.1%	49.8	104.6%
Water	6.7	57.9%	7.8	61.9%
Total Further Adjusted EBITDA	$439.4	85.6%	$389.7	80.6%

Note:—

(1)
Further Adjusted EBITDA is calculated as profit for the period attributable to Atlantica, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the first quarter of 2017 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See Note 4 to the Consolidated Condensed Interim Financial Statements.

Recent Developments

On July 31, 2018, our board of directors approved a dividend of $0.34 per share, which represents an increase of 31% with respect to the second quarter of 2017. The dividend is expected to be paid on or about September 15, 2018, to shareholders of record as of August 31, 2018.

The government of Spain which is in office since June 2018 is currently analyzing a potential tax reform which could have negative effect in the expected cash flows from Spanish solar assets. There has been no formal proposal yet and the details of the new regulation are currently unknown.

Our solar assets in Spain receive revenues under a regulation based on a reasonable of return which is subject to review every 6 years, with the first regulatory period ending at the end of 2019. On July 27, 2018, CNMC (the regulator for the electric system in Spain) issued a proposal for the calculation of the reasonable of return for the regulatory period 2020-2025. The reasonable rate of return proposed by CNMC is 7.04%. This report is subject to changes and is non-binding for the government and the government is expected to decide and approve changes for the new regulatory period in 2019.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Agreement with Abengoa on ACBH preferred equity investment

In the third quarter of 2016, we entered into an agreement with Abengoa relating to the ACBH preferred equity investment among other things with the following main consequences:

•	We were recognized as the legal owner of the dividends that we retained from Abengoa and these amounts were recorded as Further Adjusted EBITDA in 2017 ($10.4 million) and in 2016 ($28.0 million).

•
Abengoa recognized a non-contingent credit corresponding to the guarantee it provided regarding the preferred equity investment in ACBH, subject to restructuring. On October 25, 2016, we signed Abengoa’s restructuring agreement and agreed, subject to implementation of the restructuring, to receive 30% of the amount owed to us in the form of tradable notes to be issued by Abengoa (the “Restructured Debt”). The remaining 70% owed to us was agreed to be received in the form of equity in Abengoa

As a result, we waived, as agreed, all our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa. As a result, in March 2017, we wrote off the accounting value of the ACBH instrument, which amounted to $30.5 million as of December 31, 2016. We no longer own any shares in ACBH and we sold entirely all the debt and equity instruments we received from Abengoa.

Agreement to repurchase long-term operation and maintenance variable services

The operation and maintenance services received in some of our Spanish solar assets include a variable portion payable in the long-term. On April 26, 2018, Atlantica Yield purchased from Abengoa the long-term operation and maintenance payable accrued until December 31, 2017, which amounted to $57.3 million. We paid $18.3 million for this payable and as a result, in the second quarter of 2018, we recorded a one-time gain for the difference, amounting to $39.0 million.

Project debt refinancing

In the second quarter of 2018, we refinanced Helios 1/2 and Helioenergy 1/2. Under the new IFRS 9, when there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, each discounted at the original effective interest rate. As a result, we recorded non-cash financial income of $36.6 million in the second quarter of 2018.

Factors Affecting Our Results of Operations

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Item 4.B–Business–Regulation” in our Annual Report for a description of the primary industry-related regulations applicable to our activities in the United States and Spain, and currently in force in certain of the principal markets in which we operate.

Power purchase agreements and other contracted revenue agreements

The assets in our portfolio sell substantially all of their output under long-term, fixed price offtake agreements.  As of December 31, 2017, the average remaining life of our PPAs, concessions and contracted revenue agreements was approximately 19 years. Contracted assets and concessions consist of long-term projects awarded to and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Upon expiration of our PPAs and contracted revenue agreements and in order to maintain and grow our business, we must obtain extensions to these agreements or secure new agreements to replace them as they expire. Under most of our PPAs and concessions, there is an established price structure that provides us with price adjustment mechanisms that partially protect us against inflation. We believe long-term agreements with creditworthy customers substantially mitigates volatility in our cash flows. See “Item 4.B—Business Overview—Our Operations” in our Annual Report.

Project debt

We finance our contracted assets primarily through project debt issued by financial institutions. Consequently, a significant part of our business is capital-intensive, and our assets are highly leveraged. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements” in our Annual Report.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2017, approximately 93% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 93% of our total interest risk exposure was fixed or hedged as of December 31, 2017. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

 Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in ZAR.  While fluctuations in the value of the euro and the ZAR may affect our operating results, we hedge cash distributions from our Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, our strategy is to hedge 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Rate Risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of foreign currencies (the euro and the South African rand) in relation to the United States dollar may affect our operating results.  The following table illustrates the average rates of exchange used in the case of euros and ZAR:

	U.S. dollar average per Euro	U.S. dollar average per ZAR
Six-month period ended June 30, 2018	1.2105	0.0814
Six-month period ended June 30, 2017	1.0829	0.0757

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Key Performance Indicators

We closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of and for the six-month period ended June 30,
Key performance indicator	2018	2017
Renewable energy
MW in operation[1]	1,446	1,442
GWh produced [2]	1,446	1,560
Efficient natural gas
MW in operation[1]	300	300
GWh produced	1,101	1,171
Availability (%)[3]	98.6%	99.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability (%)[4]	99.9%	96.6%
Water
Mft[3] in operation[1]	10.5	10.5
Availability (%)[4]	100.9%	102.1%

Notes:—
(1)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2)	Includes curtailment production in wind assets for which we receive compensation.
(3)	Electric availability refers to operational MW over contracted MW with Pemex
(4)	Availability refers to actual availability divided by contracted availability

Production in the Renewable business sector decreased during the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017. The decrease was mainly due to lower production in our solar assets in Spain, resulting mainly from lower radiation in the period; however, impact on revenues was limited, since in Spain most of the revenues are based on availability, in accordance with the regulation in place. Production remained stable in the United States. In Solana, Abengoa and the supplier of the heat exchangers presented a proposal to improve the performance and reliability of this equipment, which has been implemented in one of the heat exchangers and is planned to be implemented in the rest of the exchangers during this year. On the other hand, production increased in Kaxu, which was affected by a technical problem in the water pumps in the first quarter of 2017. Repairs were carried out during 2017 and the insurance proceeds for these repairs and loss of production were collected in the second quarter of 2017. Finally, production in our wind assets during the first half was higher than in the same period of the previous year due to solid performance and good wind levels.

Our efficient natural gas power asset, ACT, continues to deliver high levels of availability. Lower production, which was attributable to the offtaker, does not affect revenues since our contract is based on availability. In transmission lines, availability was higher mainly due to the impact of torrential rains in Peru which occurred during the first quarter of 2017. Our water segment assets have also comfortably achieved forecasted availability levels.

Results of Operations

The table below illustrates our results of operations the six-month periods ended June 30, 2018 and 2017.

	Six-month period ended June 30,
	2018	2017	% Variation
	($ in millions)
Revenue	$513.1	$483.2	6.2%
Other operating income	85.1	40.3	111.0%
Raw materials and consumables used	(7.3)	(7.1)	1.9%
Employee benefit expenses	(10.3)	(8.3)	24.9%
Depreciation, amortization, and impairment charges	(160.3)	(155.7)	2.9%
Other operating expenses	(141.2)	(128.8)	9.7%
Operating profit	$279.1	$223.6	24.8%

Financial income	36.9	0.5	7,455.5%
Financial expense	(206.1)	(202.7)	1.7%
Net exchange differences	1.1	(2.9)	(138.7%)
Other financial income/(expense), net	(9.7)	6.5	(249.3%)
Financial expense, net	$(177.8)	$(198.6)	(10.5%)

Share of profit of associates carried under the equity method	2.9	2.0	40.1%
Profit before income tax	$104.2	$27.0	285.5%

Income tax	(31.0)	(12.8)	141.4%
Profit for the period	$73.2	$14.2	416.2%

Profit attributable to non-controlling interest	(5.8)	(1.6)	272.4%
Profit for the period attributable to the parent company	$67.4	$12.6	434.0%

Comparison of the Six-Month Periods Ended June 30, 2018 and 2017

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue increased by 6.2% to $513.1 million for the six-month period ended June 30, 2018, compared with $483.2 million for the six-month period ended June 30, 2017. The increase was due in part to higher production at Kaxu and to the appreciation of the euro against the U.S. dollar. On a constant currency basis, revenues for the six-month period ended June 30, 2018 would have been $486.8 million, representing an increase of 0.7% compared to the same period in 2017. At Kaxu, production was significantly higher for the six-month period ended June 30, 2018 because production in the first half of 2017 was affected by a technical problem in water pumps which was solved during 2017. The insurance proceeds for the repairs and loss of production were collected in the second quarter of 2017.

Other operating income

 The following table sets forth our other operating income for the six-month periods ended June 30, 2018 and 2017:

	Six-month period ended June 30,
Other operating income	2018	2017
	($ in millions)

Grants	$29.7	$29.9
Income from various services	16.4	10.4
Income from purchase of long-term O&M payable	39.0	-
Total	$85.1	$40.3

Other operating income increased by 111.0% to $85.1 million for the six-month period ended June 30, 2018, compared with $40.3 million for the six-month period ended June 30, 2017. The increase was due in part to the one-off payments to Solana from Abengoa in connection with the consent with the DOE. In the context of this agreement, Solana received an aggregate of $120 million of payments in December 2017 and March 2018. From an accounting perspective, as the payment resulted from Abengoa’s obligations under the EPC contract, most of the amounts received was recorded as reducing the asset value of Solana. The remainder has been recorded in the income statement in 2018 (approximately $8 million) or as deferred income. In addition, the operation and maintenance services received by some of our Spanish solar assets include a variable portion payable in the long-term. On April 26, 2018, Atlantica Yield purchased from Abengoa the long-term operation and maintenance payable accrued until December 31, 2017, which amounted to $57.3 million. We paid $18.3 million for this and as a result in the second quarter of 2018 we have recorded a one-time gain for the difference, amounting to $39.0 million.

Grants represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grants and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank.

Raw materials and consumables used

Raw materials and consumables remained stable at $7.3 million for the six-month period ended June 30, 2018, compared with $7.1 million for the six-month period ended June 30, 2017.

Employee benefit expenses

Employee benefit expenses increased by 24.9% to $10.3 million for the for the six-month period ended June 30, 2018, compared with $8.3 million for the six-month period ended June 30, 2017 mainly due to the appreciation of the euro against the U.S. dollar in the first six months of 2018 compared to the same period of 2017, since a large part of our personnel costs are denominated in euros.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 2.9% to $160.3 million for the six-month period ended June 30, 2018, compared with $155.7 million for the six-month period ended June 30, 2017 mainly due to the appreciation of the euro against the U.S. dollar in the first six months of 2018 compared to the same period of 2017, which caused an increase in the depreciation and amortization of our Spanish assets while converted to U.S. dollars and to the application of the new accounting standard IFRS 9 since January 2018. These effects were partially offset by a decrease in the amortization of Solana arising from the reduction in the asset value resulting from the amount received from Abengoa as part of DOE’s consent. In the context of this agreement, Solana received $120 million of payments in December 2017 and March 2018. From an accounting perspective, as the payment results from Abengoa’s obligations under the EPC contract, most of the amount received was recorded as reducing the asset value and depreciation was adjusted accordingly.

Other operating expenses

The following table sets forth our other operating expenses for the six-month periods ended June 30, 2018 and 2017:

	Six-month period ended June 30,
Other operating expenses	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$1.0	0.2%	$3.3	0.7%
Operation and maintenance	71.4	13.9%	57.2	11.8%
Independent professional services	15.7	3.1%	10.5	2.2%
Supplies	13.2	2.6%	12.6	2.6%
Insurance	12.6	2.5%	11.6	2.4%
Levies and duties	21.9	4.3%	31.5	6.5%
Other expenses	5.4	1.1%	2.1	0.4%
Total	$141.2	27.5%	$128.8	26.7%

Other operating expenses increased by 9.7% to $141.2 million for the six-month period ended June 30, 2018, compared with $128.8 million for the six-month period ended June 30, 2017. The increase was mainly due to the higher operation and maintenance costs at ACT incurred in connection with the major maintenance scheduled for the beginning of 2019.  At ACT, the operation and maintenance costs increase in the quarters prior to a major maintenance.  Operation and maintenance expenses also increased due to the appreciation of the euro against the US dollar in our solar assets in Spain, whose expenses are denominated in euros and converted to U.S. dollars at an average currency exchange rate for the first six months of the year. Levies and duties decreased due to a one-time provision for property taxes recorded at some plants in Spain in the second quarter of 2017 with no corresponding amount in the first half of 2018.

Financial income

Financial income amounted to $36.9 million for the six-month period ended June 30, 2018, compared with $0.5 million for the six-month period ended June 30, 2017. The increase is due to a non-cash financial income of $36.6 million resulting from the refinancing of Helios 1/2 and Helioenergy 1/2 in the second quarter of 2018. Under the new IFRS 9, when there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate.

Financial expense

The following table sets forth our financial expense for six-month periods ended June 30, 2018 and 2017:

	Six-month period ended June 30,
Financial expense	2018	2017
	($ in millions)
Loans from credit entities	$(128.8)	$(124.6)
Other debts	(43.0)	(43.2)
Interest rates losses derivatives: cash flow hedges	(34.3)	(34.9)
Total	$(206.1)	$(202.7)

Financial expense remained stable, increasing by 1.7% to $206.1 million for the six-month period ended June 30, 2018, compared with $202.7 million for the six-month period ended June 30, 2017.

The interest on other debts consists of interest on the notes issued by ATS, ATN, ATN2 and Solaben 1/6 and on the 2019 Notes.

Other financial income/(expense), net

The following table sets forth our other net financial income/(expense):

	Six-month period ended June 30,
Other financial income /(expense), net	2018	2017
	($ in millions)
Dividend from ACBH	$-	$10.4
Other financial income	$5.5	$6.8
Other financial losses	(15.2)	(10.7)
Total	$(9.7)	$6.5

“Other financial income/(expense), net” was a net expense of $9.7 million for the six-month period ended June 30, 2018 compared to a net income of $6.5 million for the six-month period ended June 30, 2017.  The change resulted in part from the $10.4 million ACBH retained dividend compensation recorded in the first quarter of 2017 with no corresponding amount in the first half of 2018.  We no longer own any shares in ACBH and will not retain any additional dividends. See “Factors Affecting the Comparability of Our Results of Operations” above.

Other financial losses include expenses from guarantees, letters of credit, wire transfers, other bank fees and other minor financial expenses.

 Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased by 40.1% to $2.9 million in the six-month period ended June 30, 2018 compared to $2.0 million in the six-month period ended June 30, 2017 mainly due to higher income from Honaine, which we account for by the equity method.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. In the six-month period ended June 30, 2018, income tax amounted to an expense of $31.0 million, with a profit before income tax of $104.2 million. In the six-month period ended June 30, 2017, income tax amounted to a $12.8 million of expense, with a profit before income tax of $27.0 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and tax losses for which we do not record a tax credit in some jurisdictions.

 Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $5.8 million in the six-month period ended June 30, 2018 compared to $1.6 million in the six-month period ended June 30, 2017 mainly due to higher profit at Kaxu, a project in which our partners hold a 49% stake. This increase in Kaxu earnings was driven by higher production, since the plant had technical problems in 2017.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Efficient Natural Gas Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

 Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the six-month periods ended June 30, 2018 and 2017, by geographic region:

	Six-month period ended June 30,
Revenue by geography	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$172.3	33.6%	$170.4	35.3%
South America	59.9	11.7%	58.7	12.1%
EMEA	280.9	54.7%	254.1	52.6%
Total revenue	$513.1	100.0%	$483.2	100.0%

	Six-month period ended June 30,
Further Adjusted EBITDA by geography	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$154.7	89.8%	$151.8	89.1%
South America	49.2	82.2%	58.6	99.8%
EMEA	235.5	83.8%	179.3	70.6%
Total Further Adjusted EBITDA	$439.4	85.6%	$389.7	80.6%

	Six-month period ended June 30,
Geography	2018	2017
North America (GWh, volume sold)	1,817	1,903
South America (miles in operation)	1,099	1,099
South America (GWh, volume sold) [1]	151	139
EMEA (GWh)	579	689
EMEA (capacity in Mft[3] per day) [2]	10.5	10.5

Notes:—
(1)	Includes curtailment production in wind assets for which we receive compensation

(2)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

North America. Revenues increased by 1.1% to $172.3 million for the six-month period ended June 30, 2018, compared with $170.4 million for the six-month period ended June 30, 2017. The increase was primarily due to higher revenues at ACT in the portion of the tariff related to the operation and maintenance services, driven by the higher operation and maintenance costs in the six-month period ended June 30, 2018. Revenues remained stable during the period in the United States.  Further Adjusted EBITDA margin remained stable in the six-month period ended June 30, 2018 when compared to the same period of the previous year.

South America. Revenue increased by 2.0% to $59.9 million for the six-month period ended June 30, 2018, compared with $58.7 million for the six-month period ended June 30, 2017, with production and availabilities in line with the same period of last year. Further Adjusted EBITDA decreased from $58.6 million for the six-month period ended June 30, 2017 to $49.2 million for the six-month period ended June 30, 2018.  Further Adjusted EBITDA margin decreased from 99.8% for the six-month period ended June 30, 2017 to 82.2% for the six-month period ended June 30, 2018.  Pursuant to the agreement reached with Abengoa in the third quarter of 2016, we were acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we recorded $10.4 million income in the first quarter of 2017 in our financial statements, in accordance with the accounting treatment given previously to the ACBH dividend. We no longer own any shares in ACBH and will not retain any additional dividends.

EMEA. Revenue increased by 10.6% to $280.9 million in the six-month period ended June 30, 2018 from $254.1 million in the six-month period ended June 30, 2017. The increase was mainly due to a more favorable foreign exchange rate. On a constant currency basis, revenues for the six-month period ended June 30, 2018 would have been $254.6 million, representing an increase of 0.2% compared to the same period of 2017.  Revenues also increased due to higher production levels at Kaxu.  Kaxu, our solar plant in South Africa which experienced technical problems during 2017, performed significantly better in the six-month period ended June 30, 2018 following the repairs completed during 2017. Further Adjusted EBITDA margin increased to 82.8% for the six-month period ended June 30, 2018 compared to 70.6% for the respective period of 2017.  The increase is mainly attributable to the one-time $39.0 million gain we recognized related to the long-term operation and maintenance payables accrued in Spain (see “Results of Operations- Other operating income” above).

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the six-month period ended June 30, 2018 and 2017 by business sector:

	Six-month period ended June 30,
Revenue by business sector	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$392.2	76.4%	$363.6	75.2%
Efficient natural gas	61.4	12.0%	59.4	12.3%
Electric transmission lines	47.9	9.3%	47.6	9.9%
Water	11.6	2.3%	12.6	2.6%
Total revenue	$513.1	100%	$483.2	100.0%

	Six-month period ended June 30,
Further Adjusted EBITDA by business sector	2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$345.4	88.1%	$279.3	76.8%
Efficient natural gas	47.0	76.5%	52.8	88.9%
Electric transmission lines	40.3	84.1%	49.8	104.6%
Water	6.7	57.9%	7.8	61.9%
Total Further Adjusted EBITDA	$439.4	85.6%	$389.7	80.6%

	Volume sold
	Six-month period ended June 30,
Business Sectors	2018	2017
Renewable Energy (GWh) [1]	1,446	1,560
Efficient natural gas (GWh)	1,101	1,171
Electric transmission (miles in operation)	1,099	1,099
Water (capacity in Mft[3] per day) [2]	10.5	10.5

Notes:—
(1)	Includes curtailment production in wind assets for which we receive compensation

(2)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

Renewable energy. Revenue increased by 7.9% to $392.2 million for the six-month period ended June 30, 2018, compared with $363.6 million for the six-month period ended June 30, 2017. The increase was due in part to a more favorable foreign exchange rate. On a constant currency basis, revenues for the six-month period ended June 30, 2018 would have been $365.6 million, representing an increase of 0.6% compared to the same period of 2017.  The increase is also due to the higher production at Kaxu.  Further Adjusted EBITDA margin increased to 88.1% for the six-month period ended June 30, 2018 from 76.8% for the six-month period ended June 30, 2017 principally due to the one-time $39.0 million gain on the long-term operation and maintenance agreement (see “Results of Operations- Other operating income” above).

Efficient natural gas power. Revenue increased by 3.4% to $61.4 million for the six-month period ended June 30, 2018, compared with $59.4 million for the six-month period ended June 30, 2017.  The increase was due to the higher revenues in the portion of the tariff related to the operation and maintenance services, driven by the higher operation and maintenance costs in the six-month period ended June 30, 2018. Operation and maintenance costs are typically higher in the quarters prior to a major maintenance, which is scheduled to take place at the beginning of 2019. As a result, Further Adjusted EBITDA margin decreased from 88.9% in the six-month period ended June 30, 2017, compared to 76.5% in the six-month period ended June 30, 2018.

Electric transmission lines. Revenue remained stable at $47.9 million for the six-month period ended June 30, 2018, compared with $47.6 million for the six-month period ended June 30, 2017. Further Adjusted EBITDA decreased to $40.3 million in the six-month period ended June 30, 2018 from $49.8 million in the six-month period ended June 30, 2017, primarily due to the ACBH dividend recorded in the first quarter of 2017.  Pursuant to the agreement reached with Abengoa in the third quarter of 2016, we were acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we recorded $10.4 million income in the first quarter of 2017 in our financial statements, in accordance with the accounting treatment given previously to the ACBH dividend. We no longer own any shares in ACBH and will not retain any additional dividends.

Water. Revenue and Further Adjusted EBITDA in the six-month period ended June 30, 2018 decreased to $11.6 million and $6.7 million from $12.6 million and $7.8 million, respectively, mainly due to a one-off gain recorded in the first half of 2017.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information about us contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Growth Strategy” in our Annual Report).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

As of June 30, 2018, our cash and cash equivalents at the project company level were $504.9 million compared with $520.9 million as of December 31, 2017. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $152.3 million as of June 30, 2018 compared with $148.5 million as of December 31, 2017.  Additionally, we had $155.0 million available under our Revolving Credit Facility and total corporate liquidity $307.3 million as of June 30, 2018.  As of December 31, 2017, we had $71.0 million available under our Former Credit Facility and our total corporate liquidity $219.5 million as of December 31, 2017.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes, the Revolving Credit Facility, the Note Issuance Facility and a line of credit with a local bank.

Revolving Credit Facility

On May 10, 2018, we, entered into a $215 million revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”) which matures in December 2021. The Revolving Credit Facility may be increased by $85 million to $300 million, subject to certain conditions. As of June 30, 2018, we had $60 million outstanding under the Revolving Credit Facility. Thus, the available liquidity was $155 million as of June 30, 2018.The Revolving Credit Facility replaced Tranche A of the Former Revolving Credit Facility, which was repaid and cancelled ahead of its maturity.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.  Letters of credit are subject to a sublimit under the Revolving Credit Facility of $70 million.

Our payment obligations under the Revolving Credit Facility are guaranteed by our subsidiaries ABY Concessions Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Yield South Africa Ltd.  The Revolving Credit Facility permits the release of the guaranty of ABY South Africa (Pty) LTD, subject to certain conditions set forth therein. The Revolving Credit Facility is also secured by a high percentage of our assets and the assets of the guarantors, subject to customary exceptions.

The Revolving Credit Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; customary change of control provisions; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests, transactions with affiliates and our ability to pay cash dividends and is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.0x and (ii) an interest coverage ratio of cash available for distribution to debt service payments of 2.0x. The Revolving Credit Facility also contains customary events of default, upon the occurrence of which the lenders have the ability to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, the Revolving Credit Facility includes a material subsidiary default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 25% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Revolving Credit Facility.

Note Issuance Facility

On February 10, 2017, we entered into a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $321 million), with three series of notes. €92 million of Series 1 notes mature in 2022; €91.5 million of series 2 notes mature in 2023; and €91.5 million of series 3 notes mature in 2024. Interest on all three series is variable and we fully hedged the Note Issuance Facility with a swap to fix the interest rate for a total interest of 5.5%. The proceeds of the Note Issuance Facility were used for the repayment and cancellation of Tranche B under the Former Revolving Credit Facility.

Local Credit Line

In July 2017, we signed a line of credit with a local bank for up to €10.0 million (approximately $11.7 million) which is available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. This credit facility had a maturity date of July 20, 2018 which was extended to July 2019 in the third quarter of 2018. The line was fully drawn in 2017 and was used to prepay a portion of Tranche A under the Former Revolving Credit Facility.

2019 Notes

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the indenture governing the 2019 Notes, we have obtained a public credit rating for the 2019 Notes from S&P and Moody’s.

Former Revolving Credit Facility

On December 3, 2014, we entered into the Former Revolving Credit Facility in the total amount of up to $125 million, which was fully prepaid and canceled on May 16, 2018. On December 22, 2014, we drew down $125 million under Tranche A of the Former Revolving Credit Facility.  On June 26, 2015, we amended and restated our Former Revolving Credit Facility to include a new tranche, Tranche B, in the total principal amount of $290 million, which was fully prepaid and canceled in March 2017.

See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements” of our Annual Report.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity needs for at least the next twelve months. Please see “Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us.”

Project debt refinancing

Helios 1/2

On May 18, 2018 we refinanced Helios 1/2 as expected in our financial plan. Under the previous financing, Helios 1/2 projects had a “cash-sweep” mechanism in the financing agreements in virtue of which all the cash generated by the projects, from 2020 onwards had to be used to prepay the outstanding loan amounts. The new loan agreements have eliminated this requirement.

The new project finances are two mini-perm loan agreements for a total amount of €292 million for both projects with a syndicate of eight banks formed by Santander S.A., Caixabank S.A., Bankia S.A., ICO, Credit Agricole Corporate, ING Bank N.V., Abanca S.A. and Bankinter S.A. The increase in notional with respect to the previous financing was used to partially cancel the swap in place and pay refinancing costs. The mini-perm structure consists of sculpting semiannual debt service payments using an underlying tenor of 15 years but with a contractual legal maturity in 2027. We expect to refinance Helios 1/2 before 2028. The interest rate for the loans is a floating rate based on EURIBOR (six months) plus a margin of: (i) 2.25% until December 2020; (ii) 2.50% from January 2021 until December 2024; (iii) 2.75% from January 2025 until maturity.

The loans are currently 70% hedged with swaps with some of the same banks providing the financing. We have maintained part of the swaps which were previously in place. As a result, 64% of the swap hedged portion is structured through a swap set at approximately 3.85% and 36% through a new swap contracted in 2018 set at approximately 0.89%. Furthermore, in 2017, we contracted additional caps with a 1% strike covering 11% of the principal of both loan agreements through 2025.

The financing agreements of both plants permit cash distributions to shareholders twice per year from 2019 onwards if the debt service coverage ratio is at least 1.15x.

Helioenergy 1/2

On June 26, 2018 we refinanced Helioenergy 1/2 as part of our financial plan, for the same amount that was outstanding as of the date of the refinancing.

Helioenergy 1 entered into a 15-year loan agreement of €108.9 million and Helioenergy 2 entered into a 15-year loan agreement of €109.6 million with a syndicate of banks consisting, in both agreements, of Banco Santander, S.A., CaixaBank, S.A., Bankia, S.A., Credit Agricole Corporate and Investment Bank, S.A., Bankinter, S.A., Unicaja Banco, S.A. and ING Bank, N.V., Spanish Branch and the investment firm Rivage Investment. The interest rate for the loans is a floating rate based on EURIBOR plus a margin of 2.25% until December 2025 and 2.50% until maturity (compared to a grid of margins starting at 3.25% in the previous financing). Debt service is sculpted according to the specific characteristics of the project.

In addition, each of the two projects entered into a 17-year, fully amortizing loan agreement with an institutional investor for a €22.5 million (€45 million in total) with a fixed interest rate of 4.37%.

We have maintained the original swap which hedged the previous financing. As a result, the banking tranche is 97% hedged through a swap set at approximately 3.8205% strike. In addition, in 2017, we contracted additional caps with a 1% strike covering 12.5% of the principal of both Helioenergy 1 and Helioenergy 2 through 2025.

The financing arrangements permit cash distributions to shareholders semi-annually year based on audited annual financials for the prior year indicating a debt service coverage ratio of at least 1.15x.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expense including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows). Our target payout ratio is 80% of our cash available for distribution, on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

On February 24, 2017, our board of directors approved a dividend of $0.25 per share which was paid on March 15, 2017 to the shareholders of record March 6, 2017. From that amount, we retained $10.4 million of the dividend attributable to Abengoa. In the third quarter of 2016, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and recognized Atlantica as the legal owner of $28.0 million of dividends retained from Abengoa in previous years and $10.4 million retained in the first quarter of 2017.  Upon completion of Abengoa’s restructuring, we received corporate tradable bonds and equity of Abengoa and we waived, as agreed, our rights under the ACBH agreements, including our right to further retain the dividends payable to Abengoa.

On May 12, 2017, our board of directors approved a dividend of $0.25 per share which was paid on June 15, 2017 to the shareholders of record May 31, 2017.

On July 28, 2017, our board of directors approved a dividend of $0.26 per share which was paid on September 15, 2017 to shareholders of record August 31, 2017.

On November 10, 2017, our board of directors approved a dividend of $0.29 per share, which represented an increase of 12% from the prior quarter and an increase of 78% from the third quarter of 2016. The dividend was paid on December 15, 2017 to shareholders of record November 30, 2017.

On February 27, 2018, our board of directors approved a dividend of $0.31 per share, which represented an increase of 7% from the prior quarter and an increase of 24% from the fourth quarter of 2016. The dividend was paid on March 27, 2018, to shareholders of record March 19, 2018.

On May 11, 2018, our board of directors approved a dividend of $0.32 per share, which represents an increase of 28% from the first quarter of 2017. The dividend was paid on June 15, 2018 to shareholders of record May 31, 2018.

On July 31, 2018, our board of directors approved a dividend of $0.34 per share, which represents an increase of 31% from the second quarter of 2017. The dividend is expected to be paid on or about September 15, 2018, to shareholders of record August 31, 2018.

Acquisitions

•
On February 28, 2017, we completed the acquisition of a 12.5% interest in a 114-mile transmission line in the United States from Abengoa at cost. We expect our total investment to be up to $10 million in the coming three years, including the initial amount invested at cost.

•	On February 28, 2018, we completed the acquisition of a 4 MW mini-hydroelectric power plant in Peru for $9 million. We financed the acquisition with available cash on hand.

Cash Flow

The following table sets forth consolidated cash flow data for the six-month periods ended June 30, 2018 and 2017:

	Six-month period ended June 30,
	2018	2017
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$73.2	$14.2
Financial expense and non-monetary adjustments	297.8	339.7
Profit for the period adjusted by financial expense and non-monetary adjustments	$371.0	$353.9
Variations in working capital	(47.2)	(80.0)
Net interest and income tax paid	(160.6)	$(169.6)

Total net cash provided by operating activities	$163.2	$104.3

Net cash provided by investing activities[1]	$44.5	$19.4

Net cash used in financing activities	$(207.6)	$(123.7)

Net increase/(decrease) in cash and cash equivalents	0.1	-
Cash and cash equivalents at the beginning of the period	669.4	594.8
Translation differences in cash or cash equivalents	(12.3)	19.5
Cash and cash equivalents at the end of the period	$657.2	$614.3

Note:—

(1)	Includes proceeds of $60.8 million received at Solana from Abengoa in relation to the consent with the DOE. See note 6 to the quarterly Consolidated Financial Statements.

Net cash from operating activities

Net cash provided by operating activities in the six-month period ended June 30, 2018 was $163.2 million compared with $104.3 million for the six-month period ended June 30, 2017. The increase was mainly driven by a lower negative impact of variations in working capital. Variations in working capital in the six-month period ended June 30, 2018 had a negative impact of $47.2 million compared to $80.0 million negative impact in the same period of 2017. Profit for the period adjusted by financial expense and non-monetary adjustments increased due in part to the impact of the collections received by Solana from Abengoa.  Net interest and income taxes paid also remained stable in the six-month period ended June 30, 2018 when compared to the six-month period ended June 30, 2017.

Net cash provided by investing activities

For the six-month period ended June 30, 2018, net cash provided by investing activities was $44.5 million and corresponded mainly to the $60.8 million related to the $120 million received by Solana from Abengoa . From an accounting perspective, since the payment resulted from Abengoa’s obligations under the EPC contract, most of the amount received in 2018 was recorded as reducing the asset value and was therefore classified as cash provided by investing activities. In addition, we paid $9.3 million for the acquisition of mini-hydroelectric plant in Peru.  For the six-month period ended June 30, 2017, net cash used in investing activities amounted to $19.4 million and corresponded mainly to the $24.7 million of proceeds obtained from the sale of the financial instruments received from Abengoa as part of the ACBH agreement settlement.

Net cash used in financing activities

Net cash used in financing activities in the six-month period ended June 30, 2018 was $207.6 million and corresponded principally to $195.2 million of the repayments of principal of our financing agreements, of which $52.5 million were prepayments by Solana using the proceeds of the payment received from Abengoa in connection with the DOE consent and $54 million corresponded to the prepayment and cancelation of our Former Revolving Facility. Additionally, we drew down $57.5 million of the new Revolving Credit Facility which was signed in May 2018 and we paid $69.9 million of dividends to shareholders and non-controlling interest.  Net cash used in financing activities in the six-month period ended June 30, 2017 was $123.7 million and corresponded principally to net proceeds of $76.1 million of scheduled repayments of principal of our project financing agreements and $42.3 million in dividends paid to shareholders and non-controlling interest.

Item 3	Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates and foreign currency. None of the derivative contracts signed has an unlimited loss exposure.

 Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the United States dollar, as most of our revenues and expenses are denominated or linked to United States dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, United States dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in the South African rand. While fluctuations in the value of the euro and the South African rand may affect our operating results, we hedge cash distributions from our Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we hedge 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months, on a rolling basis.

Since we hedge cash flows, fluctuations in the value of foreign currencies (the euro and the South African rand) in relation to the United States dollar may affect our operating results.

 Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing considering hedges). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2017, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 2.32% and 5.27%

•	project debt in euro: between 87% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of June 30, 2018, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.9 million and an increase in hedging reserves of $32.1 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We believe that we have limited credit risk with clients as revenues are derived from PPAs and other revenue contracted agreements with electric utilities and state-owned entities.

During the recent months the credit rating of Pacific Gas & Electric Company (“PG&E”), the offtaker of our Mojave solar plant has weakened to BBB from S&P, A3 from Moody’s and BBB from Fitch as of the date of this report. In addition, the credit rating of Eskom has also weakened and is currently CCC+ from S&P, B2 from Moody’s and BB- from Fitch. Eskom is the offtaker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa.  Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement.  The credit rating of the Republic of South Africa as of the date of this report is BB/Baa3/BB+ by S&P, Moody’s and Fitch, respectively.

The following table shows the maturity detail of trade receivables as of December 31, 2017 and 2016:

	Balance as of December 31,
	2017	2016
Maturity
Up to 3 months	186.7	151.2
Between 3 and 6 months	—	—
Total	186.7	151.2

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4	Controls and Procedures

Not applicable.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million.  On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process.  In the event that the arbitration results in a negative outcome, we expect these damages to be covered by the existing insurance policy.

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the United States have included some of our non-recourse subsidiaries in the United States as co-defendants in claims against Abengoa. Generally, our subsidiaries have been dismissed as defendants at early stages of the processes but there remain pending cases including Arb Inc. with a potential total claim of approximately $33 million and a group of insurance companies that have addressed to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) a potential claim for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of up to approximately $200 million if all their exposure resulted in losses.

We are not a party to any other significant legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A.	Risk Factors

There have been no material changes to the risk factors included in our Annual Report.

Items 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the Sale of Registered Securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 6, 2018	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer